SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Adept Technology, Inc.

(Name of Subject Company (Issuer))

Hoffman Acquisition Corp.

a wholly-owned subsidiary of

Omron Management Center of America, Inc.

a wholly-owned subsidiary of

OMRON Corporation

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

006854202

(CUSIP Number of Class of Securities (Underlying Common Stock))

K. Blake Thatcher

Vice President and General Counsel

Omron Management Center of America, Inc.

2895 Greenspoint Parkway, Suite 100

Hoffman Estates, IL 60169

(224) 520-7651

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Steven R. Barth, Esq.

Russell E. Ryba, Esq.

Foley & Lardner LLP

777 East Wisconsin Ave.

Milwaukee, WI 53202

(414) 271-2400

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*                                         Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Adept Technology, Inc., a Delaware corporation (“Adept”), by Hoffman Acquisition Corp., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Omron Management Center of America, Inc., a Delaware corporation (“OMCA”) and wholly-owned subsidiary of OMRON Corporation, a Japanese corporation (“OMRON”). The following documents related to the proposed tender offer are attached as exhibits to this communication:

•                  Agreement and Plan of Merger, dated September 16, 2015, by and among OMRON, OMCA, Purchaser and Adept (Exhibit 99.1).

•                  Form of Director & Officer Tender and Support Agreement, dated September 16, 2015 (Exhibit 99.2).

•                  Form of Stockholder Tender and Support Agreement, dated September 16, 2015 (Exhibit 99.3).

•                  Press Release, dated September 16, 2015 (Exhibit 99.4).

•                  OMCA Employee Communication, dated September 16, 2015 (Exhibit 99.5).

•                  Adept Employee Communication, dated September 16, 2015 (Exhibit 99.6).

•                  Adept Employee Presentation, dated September 16, 2015 (Exhibit 99.7).

•                  Letter to Adept’s Distributors and Vendors, dated September 16, 2015 (Exhibit 99.8).

•                  English translation of the Notice of Agreement to Acquire Adept Technology, Inc. filed with the Tokyo Stock Exchange on September 16, 2015 (Exhibit 99.9).

ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT: This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. The tender offer for the outstanding shares of Adept’s common stock described in this communication has not commenced. At the time the tender offer is commenced, OMRON, OMCA and Purchaser will file or cause to be filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) and Adept will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Adept’s stockholders at no expense to them by the information agent to the tender offer, which will be announced. In addition, all of those materials (and any other documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.

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Exhibit Index

Exhibit Number	Description

99.1	Agreement and Plan of Merger, dated September 16, 2015, by and among OMRON, OMCA, Purchaser and Adept.

99.2	Form of Director & Officer Tender and Support Agreement, dated September 16, 2015.

99.3	Form of Stockholder Tender and Support Agreement, dated September 16, 2015.

99.4	Press Release, dated September 16, 2015.

99.5	OMCA Employee Communication, dated September 16, 2015.

99.6	Adept Employee Communication, dated September 16, 2015.

99.7	Adept Employee Presentation, dated September 16, 2015.

99.8	Letter to Adept’s Distributors and Vendors, dated September 16, 2015.

99.9	English translation of the Notice of Agreement to Acquire Adept Technology, Inc. filed with the Tokyo Stock Exchange on September 16, 2015.

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